UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[ ]   Form C: Offering Statement

[ ]   Form C-U: Progress Update

[ ]   Form C/A: Amendment to Offering Statement

[ ]   Check box if Amendment is material and investors must reconfirm within five business days.

[X]   Form C-AR: Annual Report

[ ]   Form C-AR/A: Amendment to Annual Report

[ ]   Form C-TR: Termination of Reporting

Name of issuer: Advanced Aesthetic Technologies, Inc.

Legal status of issuer
> *Form:* Corporation
> *Jurisdiction of Incorporation/Organization:* Delaware
> *Date of organization:* January 6, 2014

Physical address of issuer: One Brookline Place, Suite 427, Brookline, MA 02445

Website of issuer: *https://www.algeness.com/*

Current number of employees: 1

	Most Recent Fiscal Year End (unaudited) (Year Ended December 31, 2018)	Prior Fiscal Year End (audited) (Year Ended December 31, 2017)
Total Assets	$1,190,478	$907,959
Cash & Cash Equivalents	$135,335	$34,449
Accounts Receivable	$160,924	$85,406
Short-term Debt	$0	$0
Long-term Debt	$2,366,450	$173,244
Revenues/Sales	$520,065	$303,210
Cost of Goods Sold	$211,509	$177,685
Taxes Paid	$2,767	$0
Net Income / (Loss)	($1,813,219)	($1,114,087)

APRIL 30, 2019

ANNUAL REPORT

FORM C-AR

ADVANCED AESTHETIC TECHNOLOGIES, INC.

This Annual Report on Form C-AR (including this cover page and all exhibits attached hereto, this "Form C-AR") is being furnished by Advanced Aesthetic Technologies, Inc., a Delaware corporation (the "Company", "AAT", "we" or "us"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF"), which requires that it must file a report with the Commission annually and post the report on its website at *https://www.algeness.com* no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to known and unknown risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements reflect the Company's current expectations and projections concerning AAT's financial condition, results of operations, plans, objectives, future performance and business and are based on various assumptions of management. Such statements are subject to business, technological, economic, industry, political, legal and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Accordingly, there can be no assurance that such projections and forward-looking statements will be realized. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," "target," "continue," "remain," "will" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events; however, such words are not the exclusive means of identifying such statements.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its actual performance, results or achievements to differ materially from those contemplated, expressed or implied by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

SUMMARY...5

BUSINESS..5

      Description of the Business...5

      Business Plan 5

      Intellectual Property 6

      Market Opportunity 6

      Business Model 7

      Historical Milestones..7

DIRECTORS, OFFICERS AND EMPLOYEES..8

      Directors and Officers..8

      Employees 11

PRINCIPAL SECURITYHOLDERS..11

RISK FACTORS 11

CAPITAL STRUCTURE..17

      Prior Offerings..19

INDEBTEDNESS 19

DISCUSSION OF THE COMPANY'S FINANCIAL CONDITION...20

      Financial Information 20

      Results of Operations 20

      Liquidity and Capital Resources...20

FINANCIAL INFORMATION...21

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 21

OTHER INFORMATION...21

      Bad Actor Disclosure..21

EXHIBITS..24

      EXHIBIT A..24

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

Advanced Aesthetic Technologies, Inc., a Delaware corporation, was incorporated on January 6, 2014. The Company is located at One Brookline Place, Suite 427, Brookline, MA 02445. The Company's website is *https://www.algeness.com/*. The information available on or through our website does not form a part of this Annual Report on Form C-AR.

BUSINESS

Description of the Business

AAT is an aesthetic medical device company utilizing a patented all-natural gel implant technology without any additives or chemicals, consistently producing excellent outcomes for a natural youthful look. AAT is driving the adoption of Algeness® in the aesthetic community and is now available in over 25 countries. Algeness is a hydrocolloidal gel implant of a natural sugar called agarose produced in varying concentrations. Produced in a patented process, using 100% pure all-natural components, with strict quality control and sterilization procedures. Being all-natural, Algeness® is clinically proven to be 100% biodegradable and biocompatible.

Business Plan

Algeness® is a 100% natural, biodegradable, and moldable solution that is now available for facial corrections including wrinkles. Made from a highly purified agarose gel, Algeness® is an injectable implant that provides immediate volumizing to the face, for a younger appearance. Safe and chemical free, Algeness® is fulfilling the expectations of even the most demanding practitioners.

As we age, we lose the volume in our face that makes our skin look soft and youthful. Dermal fillers, which can temporarily erase lines and wrinkles, are increasingly popular. However, all dermal fillers are not the same; competing products, such as Hyaluronic Acid (HA), contain chemicals that can cause harmful side effects. This is why both patients and the medical community have been searching for a more natural solution.

Created by AAT, Algeness® fulfills patients' demands for better and safer products to enhance and improve their appearance and sense of well-being. Our product is a 100% natural, biodegradable, and injectable gel implant—the culmination of 10 years of scientific and clinical research. We have received government approvals in the EU and elsewhere, and Algeness® is now being used to treat patients in over 25 countries across Europe, Asia, Latin America, and the Middle East.

Algeness®: Competitive Advantages:

- 100% biodegradable, fully biocompatible and non-allergenic, offering excellent tolerability for patients, with minimal irritation

- Free of solvents and synthetic chemicals

- Volumizing effects immediately visible, allowing medical practitioners and patients to evaluate the result of the injection immediately after the procedure, compared to the 2-4 weeks required to see the final results of Hyaluronic Acid fillers

- Exhibits low level of migration - the product stays where it has been injected

- Typically requires only one visit, compared to multiple visits required for competing fillers

- Long lasting results of over 12 months, proven by clinical studies

Algeness®: Patented Manufacturing Process

Algeness® is a biomaterial, a highly purified agarose gel, produced from a sophisticated, patented manufacturing process. The gel is derived from the purification and separation of agar-agar, which is processed from red algae.

Algeness® Platform Products

Algeness® is formulated in four injectable concentrations that provide differing levels of volumizing. The Algeness® platform products can create cosmetic improvements of the lips, fine lines, and the folds around the mouth for shaping and volumizing the cheeks, jawline, and other areas.

Master Your Results™ Training Program for Physicians

In order to deliver consistent outcomes for patients, AAT created its Master Your Results™ training program for medical practitioners. All Algeness® practitioners are required to achieve certification in this program. The program covers Algeness® injectable implant technology through live, hands-on workshops. Over 600 plastic surgeons in over 25 countries have been trained and certified through Master Your Results; the number of certified plastic surgeons is projected to reach 1000 by the end of the year.

Intellectual Property

AAT holds three issued patents and 11 pending, with claims on composition and methods related to the Algeness® platform products as well as a registered trademark in the Algeness® mark. Several of these patents are subject to exclusive license agreements for our next-generation of products. We have filed 6 patents based on this technology, with claims related to gel implants, absorbable sutures, scaffolding, and active fillers. AAT also has 4 patents pending in the U.S. and internationally with respect to other technology that has been developed by the Company.

Market Opportunity

Global Dermal Filler Market is Growing

According to Market Research Future, the global dermal fillers market is expected to grow at a compound annual growth rate of 12.5% over the next five years, and is expected to reach $10 billion by 2023.

Market Size

Worldwide, 7-8 million filler procedures are performed annually by plastic surgeons, dermatologists and other practitioners. In the U.S. alone, plastic surgeons performed nearly 3.5 million Hyaluronic Acid filler procedures in 2016, representing over 25% of the non-surgical procedures performed by these surgeons (2016 International Study of Cosmetic Surgery, International Society of Aesthetic Plastic Surgery).

100% Natural Algeness® is the Next-Generation Technology

Two major brands of Hyaluronic Acid fillers dominate the current dermal filler market. Critically, no competitor has a next-generation formulary that resolves the known complications of Hyaluronic Acid fillers. 100% natural Algeness® is the next-generation technology; competitors may not be able to adequately protect their franchises as consumers seek more natural fillers that produce immediate, stable results.

Other Potential Markets

AAT is also exploring the use of the Algeness® injectable gel implant platform in other anatomical areas of the body. In preliminary controlled studies, practitioners have reported encouraging outcomes in the non-surgical therapeutic areas of rhinoplasty and hand volumizing. While research and development with respect to additional medical applications of the Algeness® platform is at an early, exploratory stage, there is promising anecdotal evidence for potential use of Algeness® for body filling, active fillers, wound treatment, and absorbable suture applications.

Business Model

AAT sells pre-filled double syringe packs to the Company's network of authorized country distributors with gross margins in excess of 60%. The Company's distributors then sell the products to practitioners who have been certified under the Master Your Results program at a markup. Distributors have exclusive sales in their respective countries and undertake the promotion of Algeness®, including organizing Master Your Results training sessions and live workshops and participating in local and regional exhibitions, conferences, and congresses. Distributors earn a margin on products sold to practitioners.

Under an exclusive license and manufacturing agreement, Algeness® is manufactured by Ghimas, an ISO-certified medical device manufacturer in Bologna, Italy. Finished products are shipped to our wholly-owned subsidiary, Algeness-Europe LTD, based in Dublin, Ireland. Algeness-Europe LTD then sells and ships the products to the Company's distributors.

Historical Milestones

- AAT generated revenues of more than $500,000 in 2018, up 71% from 2017. In 2017, AAT generated revenues of more than $300,000, up 58% from 2016.

- AAT currently operates in over 25 countries in Europe, the Middle East, and Asia, with an additional 16 countries in registration.

- In December 2017, the Company signed a registration and distribution agreement with Nanjing Ouyi Medical Device Ltd ("Nanjing Ouyi"), located in Nanjing, China. Nanjing Ouyi is funding initial studies required to obtain regulatory clearance for the distribution of our products in mainland China. Once regulatory clearance is obtained, Nanjing Ouyi will have exclusive distribution rights in mainland China, subject to certain financial and other performance requirements.

- Algeness® received the CE Mark Certification for the European Economic Area (EEA) signifying that this medical device has met the high safety, health, and environmental protection requirements set by the EEA.

- AAT has started a post-market comparative study in Europe.

- Algeness® was recognized for its break-through innovation in dermal fillers at the 10th Anti-Aging Medicine Congress in Bucharest, Romania in 2018.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Doug Abel – President and Chief Executive Officer

Mr. Abel has served as the President and CEO of AAT since February 2019, after leading the North American operations of Sinclair Pharma since 2015. Previously, he served as the President and COO at Sebela Pharmaceuticals from 2014 to 2015, as the CEO at PCA Skin from 2013 to 2014, and as Executive Vice President, Global Commercial Operations at Suneva Medical, Inc. from 2011 to 2013. He brings over 25 years of medical device and specialty pharma experience including senior roles at Allergan and Biogen as well as CEO and Chief Business Officer roles at several start-ups. His background includes: Member of original therapeutic (non-aesthetic) BOTOX® leadership and launch team, leadership team member that built and executed Allergan's re-entry into dermatology – both medical dermatology and topical aesthetics/skincare, global lead for BOTOX® aesthetic and hyperhidrosis development and commercial launch efforts, VP of Dermatology at Biogen – built and led the team that launched first Biologic approved for psoriasis, General Manager of the startup dermatology division Onset Dermatologics – built the team and grew revenue from $4M to $36M, Board of Directors and Senior Executive at Suneva (filler and skin care) which brought a filler product out of a bankruptcy and built an organization to support re-launch and growth, CEO of a privately held physician-dispensed skincare company, President of a privately held medical dermatology and GI company, locked in 12x+ return on the initial investment through organizational growth and transactions. Mr. Abel holds a BA in Chemistry from Lafayette College and a MBA from Temple University.

Pamela Lichtenthal – Controller

Ms. Lichtenthal has served as the Controller (independent contractor) of AAT since September 2014. She has served as the Senior Financial Advisor of Vaughn Associates Services, Inc., an accounting firm that provides finance and administration activities for rapid growth businesses, since January 2007. As an independent contractor, Ms. Lichtenthal provides a full spectrum of accounting and tax services to clients in various industries. She assists clients with preparation for initial public offerings and SEC reporting and accounting functions. She regularly assumes the role of controller or accounting manager and handles all aspects of the accounting and finance function for various businesses. Previously, Ms. Lichtenthal was a Financial Analyst at Sawyer Realty Holdings LLC, an Auditor at PricewaterhouseCoopers, and a Portfolio Accountant for Maguire Thomas Partners. She is a Certified Public Accountant. Ms. Lichtenthal holds a MS in Taxation, an MBA and MSA degrees from Suffolk University.

Valentino Gitto - Chief Operating Officer

Mr. Gitto has served as AAT's COO (independent contractor) since February 2016. Previously, Mr. Gitto was COO for LPG Systems in Asia based in Shanghai (China). Mr. Gitto was Also Vice President of Siyanli co. Ltd, one of the largest high end Spa and Medical-Spa and Aesthetic clinics in China. He has spent 20 years of his career as an executive director within the Medical and Beauty industries. Mr. Gitto started his career in the Industry in France where he was International Business Development and Marketing Director for LPG systems, world leader in production of medical devices for Cellulite treatment, body contouring and physiotherapy indications. Mr. Gitto has created the "Positive Ageing" brand and concept, as well as the Mesotransduction technology. He is considered as an expert of the European, Middle Eastern, American and Asian markets in the fields of Aesthetic Medical and Beauty technologies. He is registered as International consultant in Aesthetic Medical and Beauty industry at GLC consulting and Alphasight. He was also a board member of the Sophia Biotech association in France. He is fluent in 5 languages, is graduated in economics and management; and has an advanced degree in marketing from a French university.

John Cammett - Director

In addition to being a director at AAT, a role he's had since October 2017, John Cammett has been with Aeroterm since its initial air cargo development in Montreal, Quebec in 1991 to its current investment airport industrial real estate portfolio at 35 airports. John Cammett is Co-Founder of Realterm Global, a vertically integrated industrial real estate development and investment management company with a primary focus on transportation facilities serving the global supply chain. Realterm has two primary subsidiaries, Realterm NAT, the largest owner of non-operator owned cross-dock trucking facilities in North America, and Aeroterm, the largest third party owner of on-airport air cargo facilities in North America. Collectively, these companies own and manage over 300 facilities totaling $4.5 billion in investment. John and his team have grown the Aeroterm portfolio by consolidating existing third party owned cargo facilities, developing new facilities and redeveloping antiquated ones. Current projects include the development of over 1.5 million square feet of facilities at Miami International and Chicago O'Hare. Additionally, Aeroterm has a unique focus on helping airports increase the revenue potential of underutilized or abandoned assets. A solutions-oriented approach allows John to solve his clients' problems and locate common ground that allows all parties to accomplish their goals. Working collaboratively with company officers allows John to better understand a client's needs and ask the right questions to determine the quickest path to successfully solving complex requirements. John believes in win-win negotiated outcomes and advocates that investment in airport facilities should be oriented with a long term investment horizon.

Brian M. Kinney, MD, FACS - Director

Dr. Kinney has served as both a director and Head of the Clinical Advisory Board (independent contractor) for AAT since February 2014. A world renowned, board-certified plastic surgeon, Dr. Kinney has been the Deputy Secretary General of the International Confederation of Plastic, Reconstructive and Aesthetic Plastic Surgeons (IPRAS) for the last 8 years, as well as a former member of the Board of Directors of the American Society of Plastic Surgeons, past President of the Plastic Surgery Educational Foundation and past Chairman of the Board of Trustees of the American Society of Plastic Surgeons. A staff member of many major hospitals in west Los Angeles, including St. John's Hospital and Health Center and Cedars-Sinai Medical Center, Dr. Kinney is also a Clinical Associate Professor of Plastic Surgery at USC School of Medicine. He serves as a consultant to biotech and engineering companies and has authored numerous journal and magazine articles and co-edited a standard textbook of Plastic Surgery, Plastic Surgery: Indications and Practice. As an international leader in conferences in the aesthetic field, Dr. Kinney hosts courses in new innovative technologies and is a frequent panel participant. He also serves as Associate Editor, Aesthetic Plastic Surgery Journal and Associate Editor, Archives of Plastic Surgery (Korea) and is a past Associate Editor, Aesthetic Surgery Journal.

Leonard B. Miller, MD, FRCS, FACS - Director

In addition to being the Chief Medical Officer (independent contractor) and a director of AAT, a role he's had since February 2014, Dr. Miller has served as the Medical Director at the Boston Center for Facial Rejuvenation for the last 33 years. A board-certified plastic surgeon, Dr. Miller has more than 25 years of experience in cosmetic plastic surgery and facial rejuvenation procedures. In addition to his extensive medical experience, Dr. Miller helped found PureTech Ventures, a biomedical seed fund, and Environ USA, a cosmeceutical company. He is also the CEO of Medical Aesthetic Technology Corporation (MATC), which develops nanotechnology for cosmetic delivery systems. Dr. Miller serves as a life science venture consultant and an advisor for aesthetic technology companies. Most recently as the Clinical Founder of ThermiAesthetics, Inc., he helped develop a therma-controlled radiofrequency technology for skin tightening and nerve ablation. Dr. Miller attended medical school at the University of Cape Town and was further trained at Groote Schuur Hospital, Peter Bent Brigham Hospital, Harvard Surgical Services, and Emory University Affiliated Hospitals. In addition to running a leading private plastic surgery practice in Boston, Dr. Miller serves as a Clinical Instructor in Surgery at Harvard Medical School and as a staff surgeon at Beth Israel Deaconess Hospital.

John T. Preston - Director

John T. Preston has served as a Director since October 2015 and the Lead Independent Director of AAT since January 2018, a managing director of TEM Capital, and CEO of Continuum Energy Technologies LLC (CET) and a Senior Lecturer at M.I.T. Mr. Preston's primary expertise is in energy, environment, technology, and entrepreneurship. Before starting CET, Mr. Preston was the Director of Technology Development (and Licensing) at M.I.T., where he was responsible for the commercialization of intellectual property developed at M.I.T. In that capacity, he oversaw activities that led to the creation of hundreds of new technology-based companies as well as the negotiation of thousands of licenses with existing companies. He also oversaw many complex negotiations including the creation of the U.S. standard for high definition television, while representing M.I.T. on the HDTV Grand Alliance. Mr. Preston was awarded the rank of "Knight of the Order of National Merit of France" by French President Mitterrand. He was awarded the "Hammer Award for Reinventing Government" by Vice President Gore. He is the recipient of numerous other awards and honors including the Thomas Jefferson Award, given to the leading American in technology transfer and the Renaissance Engineering and Science award from Stevens Institute of Technology. Mr. Preston is Honorary Alum of the Massachusetts Institute of Technology. Mr. Preston received a B.S. in physics from the University of Wisconsin and a M.B.A. from Northwestern University.

Peter K. Rogal - Director

Peter Rogal has been a director of AAT since February 2014 and of Yatinoo, Inc. since 2009. Mr. Rogal's career spans over 30 years in the high tech electronics industry. He has held various positions in senior management as diverse as Sales & Marketing, General Management, as well as President, CEO and Chairman. Peter has a proven track record as a serial entrepreneur. Presently, Peter is Chairman and CEO of Gold Circuit Electronics; doing business as Gold Circuit Electronics- GSS, a world leading manufacturer of high technology printed circuit boards. Prior to Gold Circuit, Peter founded Comtel Electronics and Comtel Security Systems which were acquired by Palomar Corporation and a private equity company in 1998. In 2014, Covidien acquired Beacon Endoscopic, Inc., a company Peter was Chairman and CEO. Additionally Peter founded and managed Brooktrout Ventures, an investment and marketing firm. Peter brings his operational experience and value creation accomplishments to AAT.

Mitchel Sayare, PhD - Director

Mitchel Sayare has served as a director of AAT since February 2016 and is currently the Executive Chairman of Altimmune, Inc, where he's been since 2010. Mr. Sayare has spent over 25 years as CEO, Founder of ImmunoGen, Inc.(NASDAQ: IMGN), from 1985 to 2010. During his tenure he led the Company through four private rounds of venture financing and to an IPO in 1989, totaling over $500 million in capital formation. Dr. Sayare also serves as Chairman of the Board of PharmaAthene, Inc. (NYSE Amex:PIP), is a Director of Boston IVF, a large medical practice, Isabella Products, a consumer products business, and Cymogen DX, a pre-public diagnostic company. He is a member of the scientific advisory board of LA BioMed of the Harbor-UCLA Medical Center and a member of its executive committee of the Board. Dr. Sayare holds a PhD in biochemistry from Temple University Medical School and is a former assistant professor of biochemistry at the University of Connecticut.

Paul Sinnott - Director

Paul Sinnott has served as a director of AAT since January 2018 and as Managing Director of Algeness – Europe, AAT's European subsidiary, since January 2018. For the last 9 years, he has been the owner and managing director of Elzer Services LTD, which provides accounting and financial assistance to hedge funds, insurance companies, and other clients. Mr. Sinnott has served as an independent non-executive director, Finance Director and Chairman on a number of various Boards. He has worked for over thirty five years in a number of financial roles across a wide variety of industry sectors ranging from financial services to software development to the leisure industry. Paul has a hands on, common sense, can do approach with an open collaborative style. He is results orientated with a proven track record of developing businesses to their true potential. He is an experienced private investor and has been a member of the Institute of Chartered Accountants in Ireland since 1981.

Brian Tinkham - Director

Mr. Tinkham has served a director of AAT since January 2019. He has had a successful career in both early stage and large cap healthcare companies, both operationally as well as M&A experiences. He is currently President & CEO of GI Windows a company in which he was an original founder. He is recognized as a leader in innovation and entrepreneurship as an invited speaker and faculty for multiple Gastroenterology & Hepatology societies both US and International. His past experiences include, Vice President of Sales and Vice President of New

Technologies for Medtronic. Prior to Medtronic, Mr. Tinkham was the Co-Founder of Beacon Endoscopic (acquired by Covidien 2014) and held global marketing & sales leadership positions at Boston Scientific.

Employees

The Company currently has one employee (Mr. Abel), three full-time equivalent independent contractors and five major consultants.

PRINCIPAL SECURITYHOLDERS

John Cammett beneficially owns 2,303,573 shares of our Common Stock and stock options to acquire an additional 150,000 shares at an exercise price of $0.10 per share, representing 36.96% of the voting power of the Company's Common Stock.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report, including the financial statements and the related notes incorporated by reference in this annual report. If any of the following risks or other risks actually occur, our business, financial condition, results of operations and future prospects could be materially harmed. In that event, the market price of our Common Stock could decline, and you could lose all or part of your investment.

Investment in medical aesthetics product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain or maintain regulatory approval or fail to become commercially viable.

Our net loss was $1,813,219 and $1,114,087 for the years ended December 31, 2018 and 2017, respectively. We expect to continue to incur substantial and increasing losses through the commercialization of our Algeness® platform products and any other products we may develop, if approved. We are uncertain when or if we will achieve profitability and, if so, whether we will be able to sustain it.

Our ability to generate product revenue and achieve profitability is dependent on our ability to commercialize our Algeness® platform products and to obtain and maintain necessary regulatory approvals for, and manufacture and successfully market our Algeness® platform products alone or in collaboration with others. We cannot assure you that we will be profitable even if we successfully commercialize our Algeness® platform products or any other product candidates we may develop. Although we have obtained CE Mark Certification for the European Economic Area, we may not be able to successfully maintain regulatory approval to market our product candidates in the European Economic Area and in certain other international markets where we have obtained required clearances and approvals. Furthermore, our revenue will be dependent upon, in part and among other things, the size of the markets in the territories for which we gain regulatory approval, the number of competitors in such markets, the accepted price for our products and whether we own the commercial rights for those territories. If the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, practitioner choice or treatment guidelines, we may not generate significant revenue from sales of our products, even if approved.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain profitable may adversely affect the market price of our Common Stock and our ability to raise capital and continue operations. We expect our expenses to commercialize our Algeness® platform products as well as our research and development expenses in connection with our development programs for other product candidates to continue to be significant. In addition, as we prepare for and if we obtain regulatory approval for our products in the U.S. and other international markets, we expect to incur increased sales, marketing and manufacturing expenses. As a result, we expect to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. These losses had and will continue to have an adverse effect on our results of operations, financial position and working capital. If we are unable to successfully raise the capital needed to fund our operations and strategic plan, we will need to create alternate financing or operational plans to continue as a going concern.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and plan for our future growth.

We were incorporated in 2014, with much of our growth occurring in recent years. As a result, our business model has not been fully proven, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. While we have continued to commercialize our Algeness® platform products in the European Economic Area and in other select international markets where we have obtained required clearances and approvals, we have encountered and will continue to encounter risks and uncertainties frequently experienced by rapidly growing companies in developing markets, including our ability to achieve broad market acceptance of our Algeness® platform products, attract additional customers, grow partnerships, withstand increasing competition and manage increasing expenses as we continue to grow our business. If our assumptions regarding these risks and uncertainties are incorrect or change in response to changes in the market for our products, our operating and financial results could differ materially from our expectations and our business could suffer.

We rely on Ghimas S.p.A., our single qualified supplier to meet our Algeness® platform products manufacturing needs under an exclusive license and manufacturing agreement.

For our business strategy to be successful, Ghimas must be able to provide Algeness-Europe LTD, our wholly-owned subsidiary, with finished products in sufficient quantities, in compliance with regulatory requirements and quality control standards, in accordance with agreed upon specifications, at acceptable costs and on a timely basis so that Algeness-Europe LTD can in turn sell such products to the Company's network of distributors. Future increases in sales of our products could strain the ability of Ghimas to deliver an increasingly large supply of our products in a manner that meets these various requirements. We do not have a long-term agreement with Ghimas and our contract with Ghimas will expire in September 2019. As such, there is no assurance that Ghimas will continue to provide us with manufacturing services in the future. We are also subject to and have little or no control over delays and quality control lapses that Ghimas may suffer.

We and Ghimas rely on suppliers of raw materials used in the production of our products. Any interruption in the supply of finished products could hinder our ability to distribute timely our finished products.

If we are unable to obtain adequate product supplies to satisfy orders for our products, we may lose such orders and, possibly, our distributors. This, in turn, could result in a loss of our market share and a corresponding reduction in our revenues. In addition, any disruption in the supply of raw materials or an increase in the cost of raw materials to Ghimas could have a significant effect on their ability to supply us with our products, which would adversely affect our financial condition and operating results.

The development, marketing, and sale of our products depends upon our ability to maintain strong working relationships with distributors.

We rely on these distributors to provide us with considerable knowledge and experience regarding the development, marketing and sale of our products. Distributors assist us with marketing our products to practitioners. If we cannot maintain our strong working relationships with these distributors and continue to receive their advice and input, the development and marketing of our products could suffer, which could harm our business, financial condition and results of operations.

We must attract and retain highly qualified personnel. Competition for skilled personnel is intense, especially for scientists, engineers, and other professionals with high levels of experience in designing and developing medical aesthetics products and for sales professionals.

Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may harm our ability to recruit and retain highly skilled employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business would be harmed.

We are a small company with a limited management team, and limited corporate infrastructure.

We expect to continue to experience a period of significant expansion in headcount, facilities, infrastructure and overhead to address potential growth and market opportunities. Future growth will impose significant added capital requirements, as well as added responsibilities on members of management, including the need to identify, recruit, maintain and integrate new personnel. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

We received CE Mark Certification for the European Economic Area, for commercialization of Algeness® in 2014 and commenced sales of our Algeness® platform products in select international markets in 2015.

Our limited commercialization experience and our reliance on our Algeness® platform products as our only approved products make it difficult to evaluate our current business and predict our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by companies in rapidly-changing industries. These risks and uncertainties include the risks inherent in clinical trials, market acceptance of our products, and increasing and unforeseen expenses as we continue to attempt to grow our business. Our short commercialization experience and our reliance on our Algeness® platform products as our only approved products also make it difficult for us to forecast our future financial performance and such forecasts are limited and subject to a number of uncertainties, including our ability to obtain FDA clearance for our Algeness® platform products and other products we intend to commercialize in the United States. If our assumptions regarding the risks and uncertainties we face, which we use to plan our business, are incorrect or change due to circumstances in our business or our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

In order to generate sales, we must be able to clearly demonstrate that our Algeness® platform products are more safe, effective, and cost-effective than the alternatives offered by our competitors.

If we are unable to convince practitioners that our Algeness® platform products leads to significantly better patient outcomes, and leads to fewer adverse events during treatment than those using competing technologies, our business will suffer.

We require specific training in the use of our Algeness® platform products because we market primarily to practitioners who are experienced in medical aesthetics techniques required to use our products. If demand for our Algeness® platform products continues to grow, less experienced practitioners will likely use the products, potentially leading to more complications and an increased risk of product liability claims.

The use or misuse of our Algeness® platform products may in the future result, in complications, potentially leading to product liability claims. Furthermore, we cannot prevent a practitioner from using our Algeness® platform products for off-label applications, which could result in complications. If our Algeness® platform products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to costly litigation initiated by our customers or their patients. Product liability claims are especially prevalent in the medical aesthetics industry and could harm our reputation, divert management's attention from our core business, be expensive to defend and may result in sizable damage awards against us. Although we and our manufacturer maintain product liability insurance, the amount or breadth of our coverage may not be adequate for the claims that are made against us.

In order to remain competitive, we must continue to develop new product offerings and enhancements to our existing Algeness® platform products.

We do not yet know whether new offerings or enhancements to our existing Algeness® platform products will be well received and broadly accepted by practitioners, and if so, whether sales will be sufficient for us to offset costs of development, implementation, support, operation, sales and marketing. Additionally, new products may subject us to additional risks of product performance, customer complaints and litigation. If sales of our new product offerings are lower than we expect, fail to gain anticipated market acceptance or cause us to expend additional resources to fix unforeseen problems and develop modifications, our revenues and results of operations may not improve and our business will be adversely affected.

Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop products, applications or features due to certain constraints, such as insufficient cash resources, inability to raise sufficient cash in future equity or debt financings, high employee turnover, inability to hire sufficient research and development personnel or a lack of other research and development resources, we may miss market opportunities. Furthermore, many of our competitors expend a considerably greater amount of funds on their research and development programs than we do, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors' research and development programs. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

Many of our competitors also have significantly greater financial and other resources than we do and have well-established reputations, as well as broader product offerings and worldwide distribution channels that are significantly larger and more effective than ours. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

The medical aesthetics industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage.

It is possible that U.S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products, or that we may be accused of misappropriating third parties' trade secrets. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products or to use product names. They may devote substantial resources towards obtaining claims that cover the design of our products to prevent the marketing and selling of competitive products. We may become a party to patent or trademark infringement or trade secret claims and litigation as a result of these and other third party intellectual property rights being asserted against us. The defense and prosecution of these matters are both costly and time consuming.

Further, if such patents, trademarks, or trade secrets are successfully asserted against us, this may harm our business and result in injunctions preventing us from selling our products, license fees, damages and the payment of attorney fees and court costs. In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our Algeness® platform products to avoid infringement.

Similarly, interference or derivation proceedings provoked by third parties or brought by the United States Patent and Trademark Office, or USPTO, may be necessary to determine the priority of inventions or other matters of inventorship with respect to our patents or patent applications. We may also become involved in other proceedings, such as re-examination, interparties review, or opposition proceedings, before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our Algeness® platform products or using product names, which would have a significant adverse impact on our business.

We may need to commence proceedings against others to enforce our patents or trademarks, to protect our trade secrets or know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel.

We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may not be able to stop a competitor from marketing and selling products that are the same or similar to our products or from using product names that are the same or similar to our product names, and our business may be harmed as a result.

Our products and operations are subject to extensive governmental regulation, and failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state regulatory agencies in the U.S. and the European Commission and corresponding Notified Body in the European Union and the European Economic Area. The regulations are very complex and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales.

These governmental authorities enforce laws and regulations that are meant to assure product safety and effectiveness, including the regulation of, among other things:

- product design and development;
- pre-clinical studies and clinical trials; product safety;
- establishment registration and product listing;
- labeling;
- content and language of instructions for use and storage;
- marketing, manufacturing, sales and distribution;
- pre-market clearance or approval;
- servicing and post-market surveillance;
- record-keeping procedures;
- product import and export;
- advertising and promotion; and
- recalls and field safety corrective actions.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated revenues.

Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, recalls of products, delays in the introduction of products into the market, refusal of the regulatory agency or other regulators to grant future clearances and approvals, and the suspension or withdrawal of existing approvals by such regulatory agencies. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and operating results.

Medical devices, such as our products, cannot be marketed in the U.S. without clearances and approvals by the FDA. The Company's products are also subject to clearances and approvals by foreign regulatory and safety agencies. The FDA regulatory clearance process is expensive, time consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our Algeness® platform products and future versions thereof in the U.S. Delay or inability to obtain any U.S. or foreign clearances or approvals could have a material adverse effect on our business, financial condition and results of operations.

The FDA and similar governmental authorities in other countries have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture.

A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. Recalls of our Algeness® platform products would divert managerial attention, be expensive, harm our reputation with customers and harm our financial condition and results of operations. A recall announcement would negatively affect our stock price.

Our Common Stock has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and has been offered in reliance, among other exemptions, on the exemptive provisions of article 4(a)(2) of the Securities Act and Regulation D under the Securities Act.

Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that our offerings qualified or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect.

If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, as amended, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

There has been no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future.

There is, therefore, no assurance that the Common Stock of the Company can be resold at all, or near the offering price. You will be required to represent that it is acquiring such securities for investment and not with a view to distribution or resale, that it understands that the securities are not freely transferable and, in any event, that it must bear the economic risk of an investment in the securities for an indefinite period of time because the securities have not been registered under the Securities Act or applicable state "blue sky" or securities laws. The securities cannot be resold unless they are subsequently registered or an exemption from registration is available. There is no active trading market for the securities being offered and no market may develop in the foreseeable future for any of such securities.

Further, there can be no assurance that the Company will ever consummate a public offering of any of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time and cannot expect to be able to liquidate any or all of their investment even in case of an emergency. In addition, any proposed transfer must comply with restrictions on transfer imposed by the Company and by federal and state securities laws. The Company may permit the transfer of such securities out of a subscriber's name only when his or her request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or "blue sky" laws.

Pursuant to the terms of the Ghimas Agreement, if the Company is acquired by an independent third party, Ghimas shall be entitled to between 5% and 20% of the net total value of the aggregate purchase price for the Company, subject to the terms and conditions of the Ghimas Agreement.

As a result, the portion of net proceeds resulting from the sale of the Company that would be available for distribution to holders of Common Stock would be reduced.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

As a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

CAPITAL STRUCTURE

The following table provides the amount of authorized and outstanding equity securities of AAT:

Security	Authorized Amount	Amount Outstanding
Common Stock	50,000,000	6,449,305
Stock Options (1)	2,174,000	1,270,666

(1) The exercise prices range from $0.10 per share to $1.50 per share.

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of our Common Stock are entitled to receive their ratable share of the net assets of the Company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our Common Stock have no preemptive, subscription or redemption rights. There are no redemption or sinking fund provisions applicable to the Common Stock. Holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

The future issuance of additional shares of our Common Stock will dilute the ownership of the current stockholders. As a result, if we achieve profitable operations in the future, our net income per share may be reduced because of dilution, and the market price of our Common Stock, if there is a market price, could decline as a result of the additional issuance of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of Common Stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our shares of Common Stock would decline. A sale of the Company or of the assets of the Company may result in an entire loss of your investment. We cannot predict the market value of the Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that any transactions with related parties will be vetted and approved by executives unaffiliated with the related parties.

The holders of a majority of the voting rights in the Company may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority stockholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the Company, and you may never see positive returns.

There is no established trading market for our Common Stock. We have historically determined an offering price for our securities based on the discretion of our Board of Directors and may continue to do so in the future.

Our securities have not been registered under the Securities Act or any state securities laws. Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the Securities Act, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Prior Offerings

The Company has conducted the following exempt offerings within the past three years:

Date of Offering:	7/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$1,768,598
Use of Proceeds:	Building brand awareness programs, on-boarding distributors and broadening our IP portfolio

Date of Offering:	7/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Debt
Amount Sold:	$1,967,750
Use of Proceeds:	Operating and marketing expenses

Date of Offering:	10/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Debt
Amount Sold:	$176,400
Use of Proceeds:	Operating Expenses

Date of Offering:	3/2019
Exemption:	Section 4(a)(6) and Rule 506(c)
Securities Offered:	Common Stock
Amount Sold:	$81,520
Use of Proceeds:	Operating Expenses

Date of Offering:	3/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Debt with Warrant Coverage
Amount Sold:	$1,100,000
Use of Proceeds:	Operating Expenses

INDEBTEDNESS

The Company currently has $1,100,000 in aggregate principal amount of outstanding senior secured convertible promissory notes (the "Notes"). The Notes bear interest at a rate of 12% per annum and mature on September 1, 2020. The Notes are secured by a first priority lien in the Company's now or hereafter acquired intellectual property assets. The Notes are convertible into equity securities of the Company as follows:

- The Notes are convertible at any time at the option of the holder into common stock at a conversion price of $2.50 per share;

- In connection with a merger, asset sale or stock sale by the Company, at the option of the holder, the Notes convert into shares of common stock at a conversion price of $2.50 per share; and

- Upon maturity of the Notes, at the option of the holders of a majority in principal amount of the Notes, the Notes convert into Common Stock at a conversion price of $2.50.

The Notes also grant the holders thereof warrants to purchase a number of shares of Common Stock equal to 25% of the principal amount of the Note, if the Note is converted or repaid prior to the one year anniversary of the initial closing of the Note issuance and 100% of the principal amount of the Note, if the Note is converted or repaid thereafter, in each case based on a conversion price of $1.52. The warrants are exercisable for a period of 5 years at a strike price of $1.52. The warrants automatically terminate in connection with a merger, asset sale or stock sale by the Company, if not exercised in connection with such transaction. John Cammett, a director of the Company and a holder of more than 20% of the voting power of the Company, purchased $1,000,000 of Notes in connection with this transaction.

DISCUSSION OF THE COMPANY'S FINANCIAL CONDITION

The Company was incorporated on January 6, 2014 in the state of Delaware and in 2014 registered as a foreign corporation in the Commonwealth of Massachusetts. AAT established a wholly-owned limited liability subsidiary located in Ireland on September 21, 2015 named Algeness-Europe Limited. The Company is developing biotechnologies in the aesthetic medical field. The Company is commercializing Algeness, a family of dermal fillers. Algeness is the culmination of 10 years of scientific and clinical research and is intended for physicians in cosmetic treatments seeking an efficient, high quality and safe filler. AAT is subject to a number of risks similar to other companies in their industry including rapid technological change, uncertainty of market acceptance of the product, competition from larger companies with substitute products and dependence on key personnel.

Financial Information

Please see the financial information attached hereto as Exhibit A of this Form C-AR. The financial information for the fiscal year ended December 31, 2018 has not been reviewed by a CPA or audited. The Company has sold $81,520 of securities under section 4(a)(6) of the Securities Act and thus has reduced disclosure requirements regarding financial information. In addition, the Company has provided its audited financials for fiscal years ended December 31, 2017 and 2016 and has included those in Exhibit A.

Results of Operations

The company generated revenue of $520,065 in 2018, an increase of 72% over the prior year, with a 41% gross profit margin for fiscal years ended December 31, 2018 and 2017. Our 2018 net operating loss was $1,813,219, compared to a net operating loss of $1,114,087 for 2017.

Since 2017, we registered Algeness® in twenty-two (22) countries in the Middle East, Asia and in South America raising our total to over 25 countries. Key to our growth is brand awareness and our Master Your Results training of over 600 practitioners. Their use of Algeness will be bolstered by a digital marketing program generating brand awareness in 10 major countries in Europe, Middle East and Asia.

We expect that our revenue growth will continue accelerating by the shortening of the adoption process due the Master Your Results program, the near doubling of the certified users, greater brand awareness of the digital marketing to consumers driving business to our certified user base. Additionally, we believe Indonesia, Egypt, Spain and Ukraine, will be fully registered in 2019.

The Company is working to secure other distribution channels. The timing and terms of such potential arrangements are not currently known.

Liquidity and Capital Resources

As of December 31, 2018, AAT had total assets of $1,190,47, including cash of $135,335, while total liabilities totaled $2,741,620. As of December 31, 2017, AAT had total assets of $907,959, including cash of $34,449, while total liabilities totaled $617,663.

We are a development stage company that requires significant capital to continue our business operations. We completed a crowdfunding offering of our Common Stock in March 2019 that raised $81,520 and a private placement of debt in March 2019 that raised $1,100,000. Proceeds from these offerings are being used to fund operating expenses. We have previously completed financing through exempt offerings of our securities as described above in "Capital Structure—Prior Offerings." We plan to continue to raise additional capital under equity or debt issuances, or any other methods available to the Company, though there can be no assurance that such efforts will be successful. We may seek to raise additional capital under offerings under Regulation CF and Regulation D - Rule 506(c). However, we are also considering various debt financings to obtain the capital we need, and we may close on a debt financing if we believe the cost and structure of the debt financing is beneficial to our shareholders.

FINANCIAL INFORMATION

Please see the financial information attached hereto as Exhibit A of this Form C-AR. The financial information for the fiscal year ended December 31, 2018 has not been reviewed by a CPA or audited. The Company has sold $81,520 of securities under section 4(a)(6) of the Securities Act and thus has reduced disclosure requirements regarding financial information. In addition, the Company has provided its audited financials for fiscal years ended December 31, 2017 and 2016 and has included those in Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Certain of the Company's directors are holders of the Notes described above in "Indebtedness," and such description is incorporated herein by reference. John Cammett, a director of the Company and a holder of more than 20% of the voting power of the Company, purchased $1,000,000 of Notes in connection with the Notes offering, which bear interest at a rate of 12% per annum and mature on September 1, 2020.

Other than the above, the Company has not conducted, and is not currently conducting, any material transactions with related persons.

OTHER INFORMATION

The Company is current with its ongoing reporting requirements under Regulation CF (§ 227.202).

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

ADVANCED AESTHETIC TECHNOLOGIES, INC.

/s/ Doug Abel
Name: Doug Abel
Title: Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Dated: April 30, 2019

/s/ Doug Abel
Name: Doug Abel

Title: Chief Executive Officer
(Principal Executive and Financial Officer)

Dated: April 29, 2019

/s/ Pamela Lichtenthal
Name: Pamela Lichtenthal
Title: Controller
(Controller)

Dated: April 26, 2019

/s/ John Cammett
Name: John Cammett
Title: Director

Dated: April 26, 2019

/s/ Brian M. Kinney
Name: Brian M. Kinney
Title: Director

Dated: April 29, 2019

/s/ Leonard B. Miller
Name: Leonard B. Miller
Title: Director

Dated: April 19, 2019

/s/ John T. Preston
Name: John T. Preston
Title: Director

Dated: April 22, 2019

/s/ Peter K. Rogal
Name: Peter K. Rogal
Title: Director

Dated: April 29, 2019

/s/ Mitchel Sayare
Name: Mitchel Sayare
Title: Director

Dated: April 30, 2019

/s/ Paul Sinnott
Name: Paul Sinnott

Title: Director

Dated: April 19, 2019   */s/ Brian Tinkham*
                                         Name: Brian Tinkham
                                         Title: Director

EXHIBITS

EXHIBIT A

ADVANCED AESTHETIC TECHNOLOGIES, INC.

UNAUDITED FINANCIAL INFORMATION FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

  The financial information for the fiscal year ended December 31, 2018 has not been reviewed by a CPA or audited. The Company has sold $81,520 of securities under section 4(a)(6) of the Securities Act and thus has reduced disclosure requirements regarding financial information.

	Most Recent Fiscal Year End (Fiscal Year Ended December 31, 2018)[1]	Most Recent Fiscal Year End (Fiscal Year Ended December 31, 2017)
Total Income	($1,813,219)	($1,114,087)
Taxable Income	($1,632,586)	($1,060,072)
Total Tax	$0	$0

---

[1] At the time of filing this Form C-AR, the Company has not yet filed its federal income tax return. Thus, the numbers presented are management's estimates as of April 30, 2019. Financial information for the year ended December 31, 2018 is unaudited.



Advanced Aesthetic Technologies, Inc.

Consolidated Financial Statements

Years Ended December 31, 2017 and 2016



MEMBER OF ALLINIAL GLOBAL,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

Table of Contents

Independent Auditors' Report   1-2

Consolidated Financial Statements:

    Consolidated Balance Sheets   3

    Consolidated Statements of Operations and Comprehensive Loss   4

    Consolidated Statements of Changes in Stockholders' Equity   5

    Consolidated Statements of Cash Flows   6

    Notes to Consolidated Financial Statements   7-18



Independent Auditors' Report

To the Board of Directors of Advanced Aesthetic Technologies, Inc.:

Report on the Financial Statements
We have audited the accompanying consolidated financial statements of Advanced Aesthetic Technologies, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016 and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Aesthetic Technologies, Inc. as of December 31, 2017 and 2016 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has recurring losses from operations and an accumulated deficit that raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Wolf & Company, P.C.

Boston, Massachusetts
October 11, 2018

Advanced Aesthetic Technologies, Inc.

Consolidated Balance Sheets

December 31, 2017 and 2016

	2017	2016
Assets		
Current assets:		
Cash	$ 34,449	$ 12,067
Accounts receivable	85,406	31,342
Inventory	209,585	31,548
Prepaid expenses	78,519	22,695
Total current assets	407,959	97,652
Intangible assets	500,000	500,000
Total assets	$ 907,959	$ 597,652
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 444,419	$ 238,993
Total current liabilities	444,419	238,993
Convertible notes, net of issuance costs	173,244	-
Total liabilities	617,663	238,993
Stockholders' equity		
Series B redeemable, convertible preferred stock, $0.0001 par value, 1,250,000 shares authorized; 1,162,378 and 500,000 shares issued and outstanding at December 31, 2017 and 2016, respectively (preference in liquidation of $1,743,567 at December 31, 2017)	1,729,350	738,309
Series A redeemable, convertible preferred stock, $0.0001 par value, 1,175,000 shares authorized; 1,175,000 shares issued and outstanding at December 31, 2017 and 2016 (preference in liquidation of $1,175,000 at December 31, 2017)	1,169,546	1,168,158
Common stock, $0.0001 par value, 10,000,000 shares authorized; 1,575,000 shares issued and outstanding	158	135
Additional paid-in capital	154,937	101,665
Accumulated deficit	(2,763,813)	(1,646,806)
Accumulated other comprehensive income (loss)	118	(2,802)
Total stockholders' equity	290,296	358,659
Total liabilities and stockholders' equity	$ 907,959	$ 597,652

See independent auditors' report and notes to the consolidated financial statements.

Advanced Aesthetic Technologies, Inc.

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2017 and 2016

	2017	2016
Revenue:		
Sales	$ 303,210	$ 192,052
Cost of sales	177,685	96,136
Gross profit	125,525	95,916
Operating expenses:		
General and administrative	612,309	664,484
Marketing	594,775	357,569
Research and development	30,269	54,616
Total operating expenses	1,237,353	1,076,669
Operating loss	(1,111,828)	(980,753)
Other income (expense):		
Interest income	-	144
Interest expense	(3,405)	(46)
Foreign currency exchange gain (loss)	(1,774)	74
Total other income (expense), net	(5,179)	172
Net loss	(1,117,007)	(980,581)
Other comprehensive income (loss)		
Foreign currency translation gain (loss)	2,920	(2,113)
Total other comprehensive income (loss)	2,920	(2,113)
Comprehensive loss	$ (1,114,087)	$ (982,694)

See independent auditors' report and notes to the consolidated financial statements.

Advanced Aesthetic Technologies, Inc.

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2017 and 2016

	Series B Redeemable, Convertible Preferred Stock		Series A Redeemable, Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2015	-	$ -	1,175,000	$ 1,166,770	1,350,000	$ 135	$ 83,210	$ (666,225)	$ (689)	$ 583,201
Issuance Series B redeemable, convertible preferred stock, net of issuance costs of $13,639	500,000	736,361	-	-	-	-	-	-	-	736,361
Accretion of issuance costs	-	1,948	-	1,388	-	-	(3,336)	-	-	-
Share-based compensation expense	-	-	-	-	-	-	21,791	-	-	21,791
Other comprehensive loss	-	-	-	-	-	-	-	-	(2,113)	(2,113)
Net loss	-	-	-	-	-	-	-	(980,581)	-	(980,581)
Balance at December 31, 2016	500,000	738,309	1,175,000	1,168,158	1,350,000	135	101,665	(1,646,806)	(2,802)	358,659
Issuance Series B redeemable, convertible preferred stock, net of issuance costs of $5,589	662,378	987,978	-	-	-	-	-	-	-	987,978
Accretion of issuance costs	-	3,063	-	1,388	-	-	(4,451)	-	-	-
Issuance of restricted common stock	-	-	-	-	175,000	18	-	-	-	18
Issuance of restricted common stock to settle accounts payable	-	-	-	-	50,000	5	44,995	-	-	45,000
Share-based compensation expense	-	-	-	-	-	-	12,728	-	-	12,728
Other comprehensive income	-	-	-	-	-	-	-	-	2,920	2,920
Net loss	-	-	-	-	-	-	-	(1,117,007)	-	(1,117,007)
Balance at December 31, 2017	1,162,378	$ 1,729,350	1,175,000	$ 1,169,546	1,575,000	$ 158	$ 154,937	$ (2,763,813)	$ 118	$ 290,296

See independent auditors' report and notes to the consolidated financial statements.

Advanced Aesthetic Technologies, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (1,117,007)	$ (980,581)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Share-based compensation expense	12,728	21,791
Non-cash interest expense	2,399	-
Changes in operating assets and liabilities:		
Accounts receivable	(54,064)	(29,950)
Inventory	(178,037)	16,432
Prepaid expenses	(55,824)	4,858
Accounts payable and accrued expenses	248,422	111,994
Net cash used in investing operating activities	(1,141,383)	(855,456)
Cash flows from financing activities		
Proceeds from issuance of Series B redeemable, convertible		
preferred stock, net of issuance costs	987,978	736,361
Proceeds from issuance of restricted common stock	18	-
Proceeds from issuance of convertible notes,		
net of issuance costs	172,849	-
Net cash provided by financing activities	1,160,845	736,361
Effect of exchange rate changes on cash	2,920	(2,113)
Net increase (decrease) in cash	22,382	(121,208)
Cash at beginning of period	12,067	133,275
Cash at end of period	$ 34,449	$ 12,067
Supplemental disclosure of cash flow information		
and non-cash financing transactions:		
Cash paid for interest	$ 1,006	$ 46
Accretion of issuance costs of Series A		
redeemable, convertible preferred stock	$ 1,388	$ 1,388
Accretion of issuance costs of Series B		
redeemable, convertible preferred stock	$ 3,063	$ 1,948
Issuance of resticted common stock to		
settle accounts payable	$ 45,000	$ -

See independent auditors' report and notes to the consolidated financial statements.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

1. NATURE OF OPERATIONS

Nature of Business

Advanced Aesthetic Technologies, Inc. ("AAT" or the "Company") was incorporated on January 6, 2014 in the state of Delaware and in 2014 registered as a foreign corporation in the Commonwealth of Massachusetts.

AAT established a wholly-owned limited liability subsidiary located in Ireland on September 21, 2015 named Algeness-Europe Limited ("AE"). The entities are collectively referred to herein as the "Company."

The Company is developing bio-technologies in the aesthetic medical field. The Company is commercializing Algeness, a family of dermal fillers. Algeness is the culmination of 10 years of scientific and clinical research and is intended for physicians in cosmetic treatments seeking an efficient, high quality and safe filler.

AAT is subject to a number of risks similar to other companies in their industry including rapid technological change, uncertainty of market acceptance of the product, competition from larger companies with substitute products and dependence on key personnel.

Basis of Presentation

The consolidated financial statements include the accounts of AAT and its wholly-owned subsidiary, AE. All inter-company transactions and balances have been eliminated upon consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses and has an accumulated deficit of $2,763,813 at December 31, 2017. The Company has relied on raising capital to finance its operations.

See independent auditors' report.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern Uncertainty (concluded)

The Company plans to raise capital through equity and/or debt financings and increase sales to customers to generate positive cash flow from operating activities. As an early stage Company, there is no assurance, however, that the Company will be able to raise sufficient capital to fund its operations on terms that are acceptable, if at all, or generate profitable operations. Subsequent to year-end, the Company raised $1,967,750 in debt financing, as described in Note 8 to these financial statements.

There is substantial doubt about the Company's ability to continue as a going concern within a year after the date that the consolidated financial statements are issued and these consolidated financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and changes in estimates may occur.

Cash

Cash consists of cash on hand and monies held in checking and savings accounts.

Accounts Receivable

The Company carries its accounts receivable at the invoiced amount. On a periodic basis, the Company evaluates its accounts receivable to establish an allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses. Factors considered include economic conditions and each customer's payment history and credit worthiness. Individual accounts receivable balances are written off when deemed uncollectible. As of December 31, 2017 and 2016, management has determined that no allowance for doubtful accounts was necessary.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible Assets

Intangible assets consist of trademarks, which are capitalized with no amortization as they have an indefinite life. The Company evaluates for impairment whenever an event or a change in circumstances has occurred that would indicate impairment. If the carrying value of the asset exceeds its future undiscounted cash flows, the Company writes down the carrying value of the intangible asset to its fair value in the period identified. No triggering events occurred since acquisition of trademarks that would suggest that a potential impairment may have occurred through December 31, 2017.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is recorded at actual cost, on an average cost basis, less any reserve for excess and obsolete inventory, if necessary. There was no excess and/or obsolete inventory at December 31, 2017 or 2016. Net realizable value is recorded at the estimated selling price in the ordinary course of business, less reasonably predicted costs of completion, disposal and transportation. Total inventory at December 31, 2017 and 2016 was valued at $209,585 and $31,548, respectively, which consists entirely of finished goods.

Revenue Recognition

Revenue from Algeness sales is recognized, net of any discounts, sales incentives or rebates, upon shipment on a FOB shipping point basis. In 2017 and 2016, the Company recorded revenue of $303,210 and $192,052, respectively, from product sales. Shipping and handling costs are included in costs of sales and amounted to $37,124 and $9,614 for the years ended December 31, 2017 and 2016, respectively.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The Company determines the functional currency for foreign subsidiaries based on the currency in which the entity primarily generates and expends cash. The Company has determined the functional currency of its subsidiary, Algeness-Europe Limited, is the Euro.

Assets and liabilities of AE are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments result from the process of translating foreign currency financial statements into U.S. dollar and are reported separately as other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation (concluded)

For the Company's operations whose functional currency is U.S. dollars, transactions or assets and liabilities denominated in a foreign currency are translated into U.S. dollars as follows: monetary assets and liabilities, at the rate of exchange in effect at the balance sheet date; non-monetary assets and liabilities, at the exchange rate prevailing at the time of the acquisition of the assets or assumption of the liabilities; and revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year. Gains and losses arising from foreign currency transactions are included in net income.

Share-based Compensation

The Company recognizes compensation costs resulting from the issuance of share-based awards as an expense in the consolidated statements of operations over the requisite service period based on a measurement of fair value for each stock award at the grant date.

The following assumptions were used to estimate the fair value of stock options granted in 2017 and 2016 using the Black-Scholes option pricing model:

	2017	2016
Risk-free interest rate	2.03%-2.41%	2.45%
Expected term (in years)	7 - 10	7 - 10
Expected volatility	125%	125%
Expected dividend yield	0%	0%

Risk-free interest rate - The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption.

Expected term - The expected term of stock options granted is based on an estimate of when options will be exercised in the future. The expected term, as estimated by the Company using the simplified method, is determined using the average of the vesting period and the contractual life of the stock options granted.

Expected volatility - The Company estimates the weighted average expected volatility based on the review of volatility estimates of publicly traded early-stage companies with similar market capitalizations and larger publicly traded companies within a similar industry as the Company.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Compensation (concluded)

Forfeitures - Share-based compensation expense is recorded only for those awards that are expected to vest. Ultimately, the actual expense recognized over the vesting period will be for only those shares that vest.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value because of their generally short term maturities. The carrying value of the convertible notes payable approximate their fair value based upon existing terms that reflected current market conditions.

Income Taxes

The Company is primarily subject to U.S. federal, Massachusetts state and Irish corporation tax, with returns subject to examinations by tax authorities for all years since inception.

The Company follows the asset and liability method of accounting for income taxes, which requires the recognition of deferred income taxes for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable.

Tax positions taken or expected to be taken in the course of preparing the Company tax returns are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. There were no uncertain tax positions that require accrual or disclosure in the consolidated financial statements as of December 31, 2017 and 2016. The Company's policy is to recognize interest and penalties related to income tax, if any, in income tax expense. As of December 31, 2017 and 2016, the Company has no accruals for interest or penalties related to income tax matters.

Advanced Aesthetic Technologies, Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes (concluded)

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law. The Tax Act includes a number of changes, including lowering the U.S. corporate tax rate from 35% to 21%. The Company accounted for this change in the period of enactment.

Research and Development Costs

Research and development costs consist of consultants, material costs, salaries and other personnel related expenses primarily engaged in research and development activities and certain other overhead and facility expenses incurred. All research and development costs are expensed as incurred.

Debt Issuance Costs

Debt issuance costs are presented net against the related debt and are amortized through interest expense over the term of the debt.

Concentrations of Credit Risk

The Company has no significant off-balance-sheet risk. Financial instruments, which subject the Company to credit risk, principally consist of cash. The Company mitigates its risk by maintaining its cash and equivalents with high-quality financial institutions.

Reclassifications

Certain reclassifications were made to the 2016 financial statements to conform to the 2017 presentation.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of the balance sheet dates:

	2017	2016
Accounts payable	$ 416,321	$ 213,968
Accrued expenses	26,421	25,025
Total	$ 442,742	$ 238,993

4. CONVERTIBLE NOTES

In October 2017, the Company authorized the issuance of Convertible Notes (the "Notes") up to $1,000,000 to new and existing investors. From October 2017 through December 31, 2017, the Company issued Notes for gross proceeds of $176,400. In connection with the issuance of the Notes, the Company incurred $3,551 in issuance costs that were recorded as a discount to the Notes. The Notes accrue interest at 10% per annum and mature on April 30, 2019. The Notes are convertible at the option of the holder, into shares of the Company's to-be-authorized Series C Preferred Stock ("Series C") upon the Company's occurrence of a Series C financing. The number of shares of Series C issuable upon such conversion will equal to the Note amount divided by eighty percent of the lowest per share purchase price of Series C. During 2017, the Company recorded $2,399 in interest expense on the Notes, including amortization of debt issuance costs. Subsequent to year-end, the conversion terms were modified. See Note 8 for further detail.

5. STOCKHOLDERS' EQUITY

Significant terms of the Company's common and preferred stock are as follows:

Common Stock

The Company is authorized to issue 10,000,000 shares of $0.0001 par value common stock. Each share of common stock is entitled to one vote. Dividends may be paid to the holders of the common stock as and when declared by the Board of Directors. There have been no declared dividends from inception through December 31, 2017.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

STOCKHOLDERS' EQUITY (continued)

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $0.0001 par value of preferred stock, of which 1,175,000 are designated as Series A redeemable, convertible preferred stock ("Series A") and 1,250,000 shares are designated as Series B redeemable, convertible preferred stock ("Series B") (collectively the "Preferred Stock").

The Company has issued to date 1,175,000 shares of Series A at a purchase price of $1.00 per share (the "Series A Original Issue Price") and 1,162,378 shares of Series B at a purchase price of $1.50 per share (the "Series B Original Issue Price").

Significant terms of the Preferred Stock are as follows:

Voting

The holders of each share of Preferred Stock have the right to one vote for each share of common stock into which such Preferred Stock could then convert.

Dividends

Dividends at the rate of 8% of the original purchase price of Preferred Stock, plus any previously accrued dividends, compounding annually, shall accrue on shares of Preferred Stock. Accrued dividends shall accrue from day to day, whether or not declared and shall be cumulative. Accrued dividends are payable only when and if declared by the Board of Directors.

In the case of a dividend on common stock or any class of stock that is convertible into common stock, the Preferred Stock dividend per share would equal the product of the dividend payable on each share of stock determined and the number of shares of common stock issuable upon conversion of a share of Preferred Stock. In the case of a dividend on any class that is not convertible to common stock, the Preferred Stock dividend per share would be determined by dividing the amount of the dividend payable on each share of capital stock by the original issuance price of such stock and multiplying that fraction by an amount equal to the Preferred Stock original issue price. The dividend payable to the holders of Preferred Stock shall be based on the formula which would result in the highest Preferred Stock dividend. No dividends have been declared or paid by the Company in the years ended December 31, 2017 and 2016.

See independent auditors' report.

STOCKHOLDERS' EQUITY (continued)

Preferred Stock (continued)

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B first, then the holders of Series A second, shall be entitled to be paid out of the assets available for distribution to its stockholders before any payment shall be made to holders of common stock or any other series of capital stock. This preference is defined as an amount per share equal to the Series B Original Issue Price or the Series A Original Issue Price, plus any dividends declared but unpaid. If insufficient assets and funds are available to permit payment to the Series A and Series B holders of the full amount, then all available assets and funds shall be distributed first the holders of Series B Preferred Stock, then the holders of Series A Preferred Stock on a pro rata basis.

After payment in full to the Series A and Series B holders, the holders of common stock shall be entitled to be paid out of the assets of the Company available for distribution on a pro rata basis based on the number of shares held.

Redemption

Series A and Series B shall be redeemed by the Company at a price equal to the greater of (a) the Series A Original Issue Price per share or the Series B Original Issue Price, as the case may be, plus all declared but unpaid dividends thereon and (b) the fair market value of a single share of Preferred Stock as of the date of the Company's receipt of the redemption request, in three annual installments commencing not more than sixty (60) days after receipt by the Company at any time on or after December 31, 2021, from the holders of at least two thirds of both the then outstanding shares of Series A and Series B, with each voting as a separate class, of written notice requesting redemption of all shares of Preferred Stock.

Conversion Rights

Each share of Series A and Series B is convertible at any time at the option of the holder into common stock. Each share shall be converted into such number of common stock shares as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time of the conversion. The initial Series A and Series B Conversion Price is $1.00 and $1.50, respectively.

The conversion ratio is subject to adjustment upon the occurrence of certain events, including certain dilutive issuances.

See independent auditors' report.

STOCKHOLDERS' EQUITY (concluded)

Preferred Stock (concluded)

<u>Reservation of Shares</u>

The Company shall at all times when the Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock such number of its duly authorized shares of common stock as to be sufficient to effect the conversion of all outstanding shares of Preferred Stock.

Stock Options

In 2014, the Company established the 2014 Stock Incentive Plan (the "2014 Plan"). The 2014 Plan provides for the grant of incentive stock options, non-statutory stock options, issuance of shares of restricted stock and other equity awards to the Company's employees, officers, directors, consultants and advisors to purchase up to 2,100,000 shares of its common stock, as amended.

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2016	590,000	0.16	5.92
Granted	70,000	0.10	
Outstanding at December 31, 2017	660,000	0.16	5.14
Exercisable at December 31, 2017	584,407	$ 0.16	4.92

At December 31, 2017, there was approximately $8,566 of unrecognized compensation expense related to the share-based compensation arrangements granted under the 2014 Plan. The Company expects to recognize this cost over a weighted-average period of approximately 1 year.

The weighted-average grant date fair value of options granted in 2017 and 2016 was $0.10.

The fair value of common stock options recorded as compensation expense for the years ended December 31, 2017 and 2016 was $12,728 and $21,791, respectively, and is included in the respective departmental expenses in the accompanying consolidated statements of operations.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Continued)

6. **INCOME TAXES**

The significant components of the Company's deferred tax assets are as follows:

| | December 31, | |
	2017	2016
Deferred tax assets:		
Operating loss carry forwards	$ 223,000	$ 348,000
Research and development	-	2,000
Total deferred tax asset	223,000	350,000
Valuation allowance	(223,000)	(350,000)
Net deferred tax asset	$ -	$ -

The Company has provided a full valuation allowance against the deferred tax assets as it has incurred losses since its inception. Management currently believes that it is more likely than not that the deferred tax assets will not be realized in the future. The increase (decrease) in the valuation allowance during 2017 and 2016 was $(127,000) and $192,000, respectively.

As a result of the Tax Act, the Company revalued its net deferred tax assets at December 22, 2017, resulting in a reduction in the value of the net deferred tax assets of approximately $146,000, with a corresponding reduction in the valuation reserve.

As of December 31, 2017, the Company had federal net operating losses of approximately $2,692,000, which may be available to offset future federal income tax liabilities, and expire at various dates beginning in 2034.

Under provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may limit the amount of the net operating loss carryforwards which could be utilized annually to offset future taxable income and taxes payable.

7. **RELATED PARTY TRANSACTIONS**

The executive chairman of the Board of Directors of the Company was paid fees for advisory services under a consulting agreement in the amount of $150,000 for both 2017 and 2016.

See independent auditors' report.

Advanced Aesthetic Technologies, Inc.

Notes to Consolidated Financial Statements (Concluded)

8. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through October 11, 2018, which is the date the financial statements were available to be issued. Other than as discussed below there were no subsequent events that require adjustment to or disclosure in the financial statements.

Convertible Notes Payable

In 2018, the Company issued an additional $1,967,750 of convertible notes to new and existing investors. The terms of these convertible notes are similar to the convertible notes outstanding as of December 31, 2017 (see Note 4).

Recapitalization

In August 2018, the Company approved a recapitalization of its outstanding securities whereby (1) the currently issued and outstanding Series A will be cancelled and converted into common stock at a rate of $1 per share times 1.5, plus accrued dividends, divided by $2; (2) the currently issued and outstanding Series B will be cancelled and converted into common stock at a rate of $1.50 per share times 1.25, plus accrued dividends, divided by $2; (3) the outstanding convertible notes will be cancelled and converted to a number of shares of common stock equal to (A) the outstanding principal plus accrued and unpaid interest) by (B) a conversion price equal to a percentage of the per share of Common Stock sold in the next Offering, as defined.

ADVANCED AESTHETIC TECHNOLOGIES, INC.

ANNUAL REPORT FINANCIAL STATEMENT CERTIFICATION

I, Doug Abel, certify that:

(1)   the financial statements of Advanced Aesthetic Technologies, Inc. included in this Form are true and complete in all material respects; and

(2)   the tax return information of Advanced Aesthetic Technologies, Inc. included in this Form reflects accurately the information reported on the tax return for Advanced Aesthetic Technologies, Inc. are true and complete in all material respects.

Dated: April 30, 2019   */s/ Doug Abel*
                                          Name: Doug Abel

                                          Title: Chief Executive Officer
                                                  (Principal Executive and Financial Officer)